One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

August 20, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-196436; 814-00967

Ladies and Gentlemen:

On August 20, 2015, WhiteHorse Finance, Inc., a Delaware corporation (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) Post-effective Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form N-2 filed by the Fund with the Commission on June 2, 2014 (File Number 333-196436) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) pursuant to a telephone call on August 19, 2015, between Edward P. Bartz of the Staff and Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Fees and Expenses Table

1.	Review and revise the amounts shown in the Example following the Fees and Expenses Table for the periods indicated as well as in the disclosure immediately following such Example.

Response: As requested and as discussed in a conversation between Gerhard Lombard of the Fund and Chad Eskelton of the Staff on August 20, 2015, the Fund has recalculated and revised in Amendment No. 3 the amounts set forth in the Example following the Fees and Expenses Table and in the disclosure following the Example.

United States Securities and Exchange Commission August 20, 2015 Page 2

Portfolio Companies

2.	With reference to Note 7 in the Notes to Consolidated Financial Statements of the Fund, if the Fund does not treat its unfunded commitments as senior securities, confirm that the Fund has cash or other liquid assets sufficient to cover the aggregate amount of its unfunded commitments outstanding as of the relevant balance sheet date and as of a date within 30 days of the Registration Statement.

Response: The Fund respectfully submits that unfunded commitments of the types provided for in loan agreements with its portfolio companies are not, and should not be treated as, senior securities for purposes of determining the Fund’s compliance with the provisions of the 1940 Act and the rules and regulations thereunder. However, without conceding this point, the Fund hereby confirms that, as of each of June 30, 2015 (the date of the Fund’s most recent balance sheet) and July 31, 2015, the Fund complied with the 200% asset coverage test set forth in Section 61 of the 1940 Act.

* * * * * * * * * *

The Fund hereby acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Cc:	Jay Carvell, WhiteHorse Finance, Inc.

David J. Harris, Dechert LLP